CHEVY CHASE PREFERRED CAPITAL CORPORATION

7501 Wisconsin Avenue

Bethesda, MD 20814

January 3, 2007

Cicely LaMothe

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Chevy Chase Preferred Capital Corporation
File No. 1-12477
Form 10-K for the Year Ended December 31, 2005

Dear Ms. LaMothe:

I am writing in response to your letter dated December 21, 2006 requesting supplemental information regarding the above filing. Chevy Chase Preferred Capital Corporation did receive a manually signed accountants’ report from Ernst & Young, LLP, its independent registered public accounting firm and that manually-signed report is in our files. However, in filing its 10-K with the SEC via EDGAR, the Company inadvertently omitted the conformed signature. Attached to this letter is a revised Report of Independent Registered Public Accounting Firm that contains a conformed signature.

The Corporation acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (240) 497-7050 if you have any questions or require additional information.

Sincerely,

/s/ Joel A. Friedman

Joel A. Friedman

Senior Vice President and Controller

Report of Independent Registered Public Accounting Firm

The Board of Directors of Chevy Chase Preferred Capital Corporation:

We have audited the accompanying statements of financial condition of Chevy Chase Preferred Capital Corporation (the “Company,”) as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

McLean, Virginia

February 17, 2006